Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before equity in earnings of an investee	$72,302	$183,731	$131,823	$147,306	$116,373	$109,616
Fixed charges	63,012	117,819	117,240	98,262	80,017	56,404
Adjusted earnings	$135,314	$301,550	$249,063	$245,568	$196,390	$166,020

Fixed charges:
Interest expense	$63,012	$117,819	$117,240	$98,262	$80,017	$56,404
Ratio of earnings to fixed charges	2.1x	2.6x	2.1x	2.5x	2.5x	2.9x